                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
                         TO RULE 13A-16 OR 15D-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  June, 2004

Commission File Number:  000-50393

                                 NEUROCHEM INC.

                          275 Armand-Frappier Boulevard
                                  Laval, Quebec
                                     H7V 4A7


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F. Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                                                  Yes [ ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                                                  Yes [ ] No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

                                                                  Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   SIGNATURES:

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        NEUROCHEM INC.

June 16, 2004

                                   By:  /David Skinner/
                                        ---------------------------------------
                                        David Skinner
                                        Director, Legal Affairs,
                                        General Counsel and Corporate Secretary

                                                   NEUROCHEM INC.
                                                   275 Armand-Frappier Blvd.
[LOGO - (NEUROCHEM)]                               Laval, Quebec, Canada H7V 4A7
________________________________________________________________________________


                             NEUROCHEM TO PRESENT AT
                         NEEDHAM & COMPANY THIRD ANNUAL
                            BIOTECHNOLOGY CONFERENCE

MONTREAL, CANADA, JUNE 16, 2004 - Neurochem Inc. (NASDAQ: NRMX; TSX: NRM) announced today that on June 17, 2004, Dr. Lise Hebert, Vice President, Corporate Communications, will present Neurochem's overall strategy and progress to date at the Needham & Company Third Annual Biotechnology Conference to be held in New York City. The conference will take place at 10:00 AM EDT. The corporate presentation will be available on the Company's Web site at http://www.neurochem.com/Investor.htm#Presentation.

An audio webcast of Neurochem's presentation can also be accessed at http://www.wsw.com/webcast/needham8/nrmx/. This webcast will be available for 30 days, through to July 17, 2004.

ABOUT NEUROCHEM

Neurochem is focused on the development and commercialization of innovative therapeutics for neurological disorders. The Company's pipeline of proprietary, disease-modifying, oral products addresses critical, unmet medical needs. Fibrillex(TM), designated as an orphan drug and as a Fast Track Product candidate, is in a Phase II/III clinical trial for the treatment of Amyloid A Amyloidosis. Alzhemed(TM) and Cerebril(TM), for the treatment of Alzheimer's Disease and for the prevention of Hemorrhagic Stroke caused by Cerebral Amyloid Angiopathy, respectively, have both completed a Phase II clinical trial. For additional information on Neurochem, please visit our website at:
(www.neurochem.com).

Certain statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond Neurochem's control. Such risks include but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical industry, changes in the regulatory environment in the jurisdictions in which Neurochem does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation as well as other risks included in public filings of Neurochem. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. The reader should not place undue reliance on the forward-looking statements included in this news release. These statements speak only as of the date made and Neurochem is under no obligation and disavows any intention to update or revise such statements as a result of any event, circumstances or otherwise.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Lise Hebert, Ph.D.
Vice President, Corporate Communications
lhebert@neurochem.com
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Tel: (450) 680-4500
Fax: (450) 680-4501